May 28, 2010
Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	KMG Chemicals, Inc. Form 10-K for the Fiscal Year Ended July 31, 2009 Filed October 15, 2009 Definitive Proxy Statement on Schedule 14A filed on October 30, 2009 File No. 000-29278
Dear Ms. Long:
KMG Chemicals, Inc. (the “Company”), hereby submits the following responses to your letter dated April 21, 2010 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to Form 10-K and the Definitive Proxy Statement on Schedule 14A. This response is in addition to the letter filed on April 6, 2010 in response to your letter dated February 23, 2010
In this letter, I have reproduced your comments in italics typeface, and have made the Company’s responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. I respectfully request that the Staff provide its further comments at its earliest convenience.
Definitive Proxy Statement on Schedule 14A filed on October 30, 2009
Compensation Discussion and Analysis, page 10
Annual Incentive Compensation, page 12
1.	We note your responses to comments 12 and 13 of our letter dated February 23, 2010; however, you not have provided any quantitative disclosure of the performance targets (i.e., earnings per share, return on assets and stock performance). Please advise.
Response:
For fiscal year 2009 we budgeted the earnings per share performance objective at $1.08 per share, the return on assets performance objective at 19%, and the stock performance objective for the change in stock price during the fiscal year to be in the top 25% of our peer group of companies. Comparable information will be included in future filings.

Ms. Pamela A. Long
May 28, 2010

2.	In addition, please provide on a supplemental basis a detailed explanation for the conclusion that disclosure of the named executive officers’ personal goals would not be required because it would result in competitive harm such that the personal goals could be excluded, in accordance with Instruction 4 to Item 402(b) of Regulation S-K. Please note that to the extent that you have an appropriate basis for omitting the specific goals, you must discuss how difficult it would be for the named executive officers to achieve the undisclosed goals or other factors. Please note that we may have additional comments upon review of your response.
Response:
We have reconsidered our initial response, and provide the following information, and we propose to include comparable information in future filings:
Strategic goals and personal goals for named executive officers are selected by the Compensation Committee based on input from the CEO, as to other executive officers, and the input of other Board members. Only Mr. Butler had strategic goals for fiscal year 2009, and they involved developing a financing strategy for the company and integrating enterprise risk management approaches into our long-term strategy.
The personal goals for each individual are generally selected from areas of the company’s business where the executive has the most direct and substantial involvement, and usually number from three to five items. They are often very specific, and usually include initiating or completing projects having a strategic or operational impact of importance. Although achievement of the strategic and personal goals is determined by the Compensation Committee most often on the basis of a subjective or qualitative analysis, the committee tries to define the goals in a way that they can readily determine that they have been met. When the goals lend themselves to a quantitative approach, that method is used. In fiscal year 2009, the personal goals of the named executive officers were:

Ms. Pamela A. Long
May 28, 2010

Neal Butler
•	Lead the M&A process with measurable progress in fiscal year 2009 which will result in the closing of a meaningful acquisition during fiscal year 2010

•	Implement and deliver on a 2% expense reduction against the fiscal year 2009 budget

•	Enhance communication and document flow between the Board and management

•	Further developing a successor planning program, including initiating an internal executive development program and an external executive identification effort
John Sobchak
•	Enter into a letter of intent in fiscal year 2009 for an acquisition to be completed in the first half of fiscal 2010

•	Increase his functional understanding and experience by direct P&L involvement in one business unit, and lead associated strategy development

•	Lead and assess the internal audit initiative

•	Lead the development and initial implementation of an enterprise risk management program
Ernie Kremling
•	Maintain safe operations that result in no reportable incidents for the year

•	Update the five-year strategic plan for manufacturing and supply chain

•	Complete railcar cleaning system in the third quarter

•	Restructure the supply chain delivery process in the second quarter

•	Achieve expense-to-budget savings of $1.35 million
Roger Jackson
•	Complete the records retention project

•	Enhance environmental, health and safety and regulatory structures and processes

•	Enhance communication and document flow between the Board and management
Each executive’s objectives (other than for stock performance) had a threshold level below which no award was payable, a target level and a maximum award level. For the stock performance objective, a full award would have been granted if the objective had been met at target but there was no additional maximum level. For the earnings per share and return on assets objectives, a target level for executives was set based on performance at 100% of budget for the fiscal year. Threshold performance was set at 90% of budget, and the maximum award level was set for performance at 120% of budget. For the strategic and other personal objectives, the Compensation Committee assessed whether the executive had achieved the objective at a threshold, target or maximum level. The following table describes the potential award levels, as a percentage of base salary, for the named executive officers at threshold, target and maximum:

Ms. Pamela A. Long
May 28, 2010

Potential Annual Incentive Levels as a Percentage of Base Salary for Objectives
for Fiscal Year 2009 for the Named Executive Officers

Name/Title	Threshold	Target	Maximum
J. Neal Butler, CEO and President	18%	60%	78%
John V. Sobchak, Vice President and CFO	12%	40%	52%
Roger C. Jackson, Vice President and General Counsel.	12%	40%	52%
Ernest C. Kremling II, Vice President—Operations	12%	40%	52%
For fiscal year 2009, the committee determined that Mr. Butler had satisfied his two strategic objectives at the target level and satisfied one of his personal goals at maximum and three at target. The committee also determined that Mr. Sobchak achieved three personal goals at maximum and one at target, Mr. Jackson achieved three personal goals at target, and Mr. Kremling achieved three personal goals at maximum and two at target.
The Proxy Statement that the Company previously filed provides further information on the amount of the awards paid for fiscal year 2009. If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and the Company will supply further detail as quickly as reasonably possible.
Sincerely,
/s/ Roger C. Jackson
Roger C. Jackson

cc:	John V. Sobchak
William B. Nelson

Ms. Pamela A. Long
May 28, 2010

As requested in the letter dated April 21, 2010, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K for the fiscal year ended July 31, 2009 and the Definitive Proxy Statement on Schedule 14A filed by KMG Chemicals, Inc. (the “Company”), the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Definitive Proxy Statement on Schedule 14A;
•	Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K and the Definitive Proxy Statement on Schedule 14A do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K and the Definitive Proxy Statement on Schedule 14A; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

By:	/s/ Roger C. Jackson

Name:	Roger C. Jackson
Title:	Vice President and General Counsel